UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

with copies to

Colin Diamond

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1	Name of Reporting Persons Roivant Sciences Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,013,540 (see Item 5)*

	8	Shared Voting Power None

	9	Sole Dispositive Power 16,013,540 (see Item 5)*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.1% (see Item 5)*

14	Type of Reporting Person (See Instructions) CO

* As of the date of this Amendment No. 7 to the Schedule 13D, Roivant Sciences Ltd. (“Roivant”) beneficially owns 16,013,540 common shares, no par value (“Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). This amount excludes 22,833,922 Common Shares underlying 1,164,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”). The Preferred Shares are not convertible into Common Shares until they become mandatorily convertible on October 16, 2021 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 7 to the Schedule 13D amends certain items of the Schedule 13D for the common shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on August 26, 2015, Amendment No. 2 to the Schedule 13D filed with the SEC on February 17, 2016, Amendment No. 3 to the Schedule 13D filed with the SEC on October 3, 2017, Amendment No. 4 to the Schedule 13D filed with the SEC on October 17, 2017, Amendment No. 5 to the Schedule 13D filed with the SEC on January 16, 2018 and Amendment No. 6 to the Schedule 13D filed with the SEC on February 14, 2018 (the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 15, 2018, Roivant and the Issuer amended the Exclusivity Agreement to extend its term for a period expiring at 11:59 p.m., Eastern Standard Time, on April 15, 2018 (or such later date as agreed to in writing), so that Roivant and the Issuer can continue to make progress in negotiating, on an exclusive basis, the terms and conditions for the joint development of the Issuer’s nucleic acid delivery platform based on the Lipid Nanoparticle (LNP) technology and GalNAc technology. There are no assurances that Roivant and the Issuer will reach an agreement regarding any such transaction or that any such transaction will be consummated.

Other than as described above, Roivant does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Roivant may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.10	Amendment to Exclusivity Agreement, dated March 15, 2018, by and between Roivant Sciences Ltd. and Arbutus Biopharma Corporation.

CUSIP No. 03879J100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory